Filed by Microchip Technology Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No. 000-19032

Filing Date: January 20, 2016

January 19, 2016

Dear Valued Atmel Customers and Channel Partners,

Today Microchip Technology announced the signing of a definitive agreement to acquire Atmel. The transaction is subject to the approval of shareholders of Atmel, regulatory approvals and customary closing conditions. We expect the transaction to close in the second calendar quarter of 2016.

Microchip is a leading provider of embedded control solutions through our Microcontroller, Mixed-Signal, Analog, Flash IP solutions and Memory product lines. This acquisition adds Atmel’s strong portfolio of Microcontrollers, Wireless, Touch, Security, Memory and Automotive products to Microchip. The combined product lines of Microchip and Atmel will offer you a broader range of innovative solutions to serve your needs.

For now, and until the transaction closes, it will be business as usual for customers and channel partners. We will communicate any changes to you in a timely fashion after the transaction has closed. But for the foreseeable future, we request that you continue to do business using your current Atmel contacts and processes.

Together, we remain committed to providing you with outstanding customer service, advanced technology solutions, industry-leading supply chain management, and world-class quality and manufacturing. We look forward to a long and mutually beneficial relationship.

If you have any questions or concerns, please contact your local sales contact.

Best Regards,

Steve Sanghi	Steven Laub
President and CEO	President and CEO
Microchip Technology Incorporated	Atmel Corporation

Cautionary Statement:

Statements about the expected timing, completion and effects of the proposed transaction, and other statements in this letter that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to the actual timing of the closing of the acquisition, the satisfaction of the conditions to closing in the acquisition agreement, any termination of the acquisition agreement, the effect of the acquisition on Microchip’s and Atmel’s existing relationships with customers and vendors and their operating results and businesses; the costs and outcome of any litigation involving Microchip, Atmel or the acquisition transaction; general economic, industry or political conditions in the U.S. or internationally; and the risks described from time to time in SEC reports including filings on Forms 10-K, 10-Q and 8-K. You can obtain copies of such Forms 10-K, 10-Q and 8-K and other relevant documents for free, as applicable, at Microchip’s website (www.microchip.com), at Atmel’s website (www.atmel.com), the SEC’s website (www.sec.gov) or from commercial document retrieval services. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. We do not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date hereof.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of Atmel for their consideration. Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Atmel that will also constitute a prospectus of Microchip in connection with the acquisition transaction. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of this document (when it is available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. Microchip, Atmel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Atmel in connection with the acquisition transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Microchip is also included in Microchip’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2015, and Microchip’s amendment to its Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed with the SEC on June 8, 2015. Additional information regarding the directors and executive officers of Atmel is also included in Atmel’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015. These documents are available free of charge at the SEC’s web site at www.sec.gov and as described above.